SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                              EPIX MEDICAL, INC.
             -----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                   26881Q101

             -----------------------------------------------------

                                (CUSIP Number)

                                John Nicholson
                             Schering Berlin Inc.
                             340 Changebridge Road
                                 P.O. Box 1000
                              Montville, NJ 07045
                                (973)694-4100
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                                June 20, 2000
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                (Page 1 of 15)
                         (Exhibit Index is at page 11)

CUSIP No.         26881Q101

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SCHERING BERLIN VENTURE CORPORATION
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              1,112,075
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               0
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               1,112,075
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,112,075
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.6%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                                (Page 2 of 15)
                         (Exhibit Index is at page 11)

CUSIP No.         26881Q101


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SCHERING BERLIN INC.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               See Items 5(a) and 5(b)
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         See Items 5(a) and 5(b)

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,112,075 (consisting of possible deemed indirect beneficial ownership through Schering Berlin Venture Corporation). See Item 5.
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       Certain Shares (See Instructions)                                  [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.6%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO, HC
-------------------------------------------------------------------------------

                               (Page 3 of 15)
                         (Exhibit Index is at page 11)

CUSIP No.         26881Q101

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SCHERING AKTIENGESELLSCHAFT
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               See Items 5(a) and 5(b)
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         See Items 5(a) and 5(b)

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,112,075 (consisting of possible deemed indirect beneficial ownership through Schering Berlin Inc. and Schering Berlin Venture Corporation). See Item 5.
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       Certain Shares (See Instructions)                                  [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.6%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO, HC
-------------------------------------------------------------------------------


                               (Page 4 of 15)
                         (Exhibit Index is at page 11)

Item 1. Security and Issuer

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of EPIX Medical, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The address of the Company's principal executive offices is 71 Rogers Street, Cambridge, Massachusetts 02142.

Item 2.  Identity and Background

         This Schedule 13D is being filed by (i) Schering Berlin Venture Corporation ("Schering Venture"), a corporation organized under the laws of the State of Delaware, (ii) Schering Berlin Inc., a corporation organized under the laws of the State of Delaware ("Schering Berlin"), and (iii) Schering Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Schering AG"). Schering Venture, Schering Berlin and Schering AG are collectively referred to herein as the "Reporting Persons".

         Schering Venture makes equity investments in leading-edge technologies and technology driven businesses. The address of Schering Venture's principal business and principal office is 340 Changebridge Road, Montville, NJ 07045. Schering Venture is a wholly owned subsidiary of Schering Berlin.

         Schering Berlin is a U.S. management holding company for Schering AG and its principal business is holding stock in and providing services to its subsidiaries. The address of Schering Berlin's principal business and principal office is 340 Changebridge Road, Montville, NJ 07045. Schering Berlin is a wholly owned subsidiary of Schering AG.

         Schering AG is a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products. The address of Schering AG's principal business and principal office is Mullerstrabe 178, 13353 Berlin, Federal Republic of Germany.

         The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and members of the Board of Directors, Executive Board or Supervisory Board of each of the Reporting Persons are set forth on Exhibits 1 through 3 hereto.

         None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in such Exhibits hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate amount of funds required for the purchase by Schering Venture of 1,112,075 shares of Common Stock was $20,000,000. Pursuant to a Stock Purchase Agreement dated as of June 9, 2000, by and between the Company and Schering Venture (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 4, on June 20, 2000, Schering Venture purchased 1,112,075 shares of Common Stock at a price of approximately $17.98 per share. The $20,000,000 used to purchase the 1,112,075 shares of Common Stock was obtained by Schering Venture from Schering Berlin.



                                (Page 5 of 15)
                         (Exhibit Index is at page 11)

Item 4.  Purpose of Transaction

         Schering Venture purchased shares of Common Stock for investment purposes. In addition, the Company and Schering AG have entered into a Strategic Collaboration Agreement dated as of June 9, 2000.

         The shares of Common Stock held by Schering Venture are subject to registration rights as described in Section 8 of the Purchase Agreement attached hereto as Exhibit 4 and incorporated herein by reference. Schering Venture has agreed, subject to certain exceptions, (i) not to dispose of any shares of Common Stock for a period of one year after the date of purchase and
(ii) not to acquire any shares of Common Stock for a period of three years after the date of such agreement. These restrictions are contained in a Standstill Agreement (the "Standstill Agreement") dated as of June 9, 2000, by and between Schering Venture and the Company, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. The Reporting Persons do not have any current plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of any securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

               (c) A sale or transfer of a material amount of assets of the Company;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-deal quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing and subject to the Standstill Agreement, the Reporting Persons may from time to time purchase additional shares of Common Stock in the open market or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions and other factors. Furthermore, the Reporting Persons, subject to the Standstill Agreement, reserve the right to reduce their interest in the Company, in whole or in part, by open market sales of Common Stock or otherwise.


                                (Page 6 of 15)
                         (Exhibit Index is at page 11)

Item 5.  Interest in Securities of the Issuer

         (a) The Company has informed Schering Venture that there were 12,900,732 shares of Common Stock outstanding as of the close of business on June 20, 2000, after giving effect to the issuance of the shares of Common Stock purchased by Schering Venture. Schering Venture owns 1,112,075 shares, or 8.6%, of the outstanding Common Stock. Schering Berlin, as the owner of 100% of the capital stock of Schering Venture, may be deemed to be the beneficial owner of the 1,112,075 shares, or 8.6%, of the outstanding Common Stock held by Schering Venture. Schering AG, as the owner of 100% of the capital stock of Schering Berlin, may be deemed to be the beneficial owner of the 1,112,075 shares, or 8.6%, of the outstanding Common Stock held by Schering Venture. However, this Schedule 13D shall not be construed as an admission that either Schering Berlin or Schering AG is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any of such shares of Common Stock owned by Schering Venture.

         (b) Schering Venture has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,112,075 shares of Common Stock it owns. Schering Venture does not share the power to vote or to direct the vote or to dispose or to direct the disposition of the 1,112,075 shares of Common Stock it owns.

         By its ownership of 100% of the capital stock of Schering Venture, Schering Berlin may be deemed to have shared voting or dispositive power with respect to the 1,112,075 shares of Common Stock owned by Schering Venture. By its ownership of 100% of the capital stock of Schering Berlin, Schering AG may be deemed to have shared voting or dispositive power with respect to the 1,112,075 shares of Common Stock owned by Schering Venture.

         (c) Other than as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days. To the best knowledge of the Reporting Persons, no executive officer or director of any Reporting Person or member of any Executive or Supervisory Board, as the case may be, has effected any transaction in the Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Company and Schering Venture have entered into the Purchase Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference. The Company and Schering Venture have entered into the Standstill Agreement, a copy of which is attached hereto as Exhibit 5 and have incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Information with respect to the Directors and Executive Officers of Schering Venture.

Exhibit 2 Information with respect to the Directors and Executive Officers of Schering Berlin.

Exhibit 3 Information with respect to Members of the Executive Board and Supervisory Board of Schering AG.

Exhibit 4 Stock Purchase Agreement dated as of June 9, 2000, by and between the Company and Schering Venture.

Exhibit 5 Standstill Agreement dated as of June 9, 2000, by and between Schering Venture and the Company.



                                (Page 7 of 15)
                         (Exhibit Index is at page 11)

                                   Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2000

                                   SCHERING BERLIN VENTURE CORPORATION,

                                    by    /s/  Robert A. Chabora
                                       ------------------------------
                                       Name:  Robert A. Chabora
                                       Title: Secretary



                                (Page 8 of 15)
                         (Exhibit Index is at page 11)

                                   Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2000

                                   SCHERING BERLIN INC.,

                                    by  /s/  Robert A. Chabora
                                       ------------------------------
                                       Name: Robert A. Chabora
                                       Title:   Secretary




                                (Page 9 of 15)
                         (Exhibit Index is at page 11)

                                   Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:    June 30, 2000

                                   SCHERING AKTIENGESELLSCHAFT,

                                    by /s/ Frank Alburg
                                       ------------------------------
                                       Name:  Frank Alburg
                                       Title: Head of Group Finance



                                    by /s/ Bernd Vogt
                                       ------------------------------
                                       Name:  Bernd Vogt
                                       Title: Legal Department




                                (Page 10 of 15)
                         (Exhibit Index is at page 11)

                                 EXHIBIT INDEX

  Exhibit No.                     Description

  Exhibit 1 Information with respect to the Directors and Executive Officers of Schering Venture.

  Exhibit 2 Information with respect to the Directors and Executive Officers of Schering Berlin.

  Exhibit 3 Information with respect to Members of the Executive Committee and Supervisory Board of Schering AG.

  Exhibit 4 Stock Purchase Agreement dated as of June 9, 2000, by and between the Company and Schering.

  Exhibit 5 Standstill Agreement dated as of June 9, 2000 by and between Schering Venture and the Company.



                                (Page 11 of 15)
                         (Exhibit Index is at page 11)

                                                                     Exhibit 1



                      Directors and Executive Officers of
                      Schering Berlin Venture Corporation

          The following table sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Schering Berlin Venture Corporation. Unless otherwise indicated, the business address of each individual listed below is Schering Berlin Venture Corporation, 340 Changebridge Road, P.O. Box 1000, Montville, NJ 07045-1000, and the position listed is with Schering Berlin Venture Corporation. All the directors and officers listed below are citizens of the United States of America, except for Lutz Lingnau who is a citizen of the Federal Republic of Germany. Directors are indicated by an asterisk.

                                           Present Principal Occupation
  Name and Business Address                       or Employment
------------------------------------      ------------------------------

  Lutz Lingnau*                           Chairman; President & Chief Executive
                                          Officer, Schering Berlin Inc.

  Robert A. Chabora*                      Secretary; Secretary, Vice President-
                                          Law and General Counsel, Schering
                                          Berlin Inc.

  John Nicholson*                         Treasurer; Treasurer, Schering Berlin
                                          Inc.

  Dr. Leslie Brown                        President.



                                (Page 12 of 15)
                         (Exhibit Index is at page 11)

                                                                     Exhibit 2


                      Directors and Executive Officers of
                             Schering Berlin Inc.

               The following table sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Schering Berlin Inc. Unless otherwise indicated, the business address of each individual listed below is Schering Berlin Inc., 340 Changebridge Road, P.O. Box 1000, Montville, NJ 07045-1000, and the position listed is with Schering Berlin Inc. All the directors and officers listed below are citizens of the United States of America, except for Lutz Lingnau, Wolfgang Kunze, Dr. Hubertus Erlen, Dr. Ulrich Kostlin, Dr. Klaus Pohle and Prof. Gunter Stock, each of whom is a citizen of the Federal Republic of Germany. Directors are indicated by an asterisk.

                                          Present Principal Occupation
  Name and Business Address                      or Employment
------------------------------------     ------------------------------

  Lutz Lingnau*                          President & Chief Executive Officer.
  Robert A. Chabora                      Secretary, Vice President-Law and
                                         General Counsel.

  Wolfgang Kunze*                        Vice President-Finance & Chief
                                         Financial Officer.

  Robert C. Milos                        Assistant Treasurer.
         Berlex Laboratories Inc.
         300 Fairfield Road
         Wayne, NJ 07047

  John Nicholson                         Treasurer.

  John F. Rotondo                        Assistant Secretary and Vice President.
         Berlex Laboratories Inc.
         300 Fairfield Road
         Wayne, NJ 07047

  Dr. Hubertus Erlen*                    Chairman, Board of Directors.
         Schering AG
         13353 Berlin

  Dr. Ulrich Kostlin*                    Member, Executive Board, Schering
         Schering AG                     AG.
         13353 Berlin

  George G. Montgomery, Jr.*             Advisor Director, Hambrecht & Quist
         Hambrecht & Quist LLC           LLC.
         1 Bush Street
         San Francisco, CA 94104

  Dr. Klaus Pohle*                       Vice Chairman, Executive Board and
         Schering AG                     Chief Financial Officer, Schering AG.
         13353 Berlin

  Prof. Gunter Stock*                    Member, Executive Board, Schering
         Schering AG                     AG.
         13353 Berlin



                                (Page 13 of 15)
                         (Exhibit Index is at page 11)

                                                                     Exhibit 3



                      Members of the Executive Board and
               Supervisory Board of Schering Aktiengesellschaft

               The following table sets forth the name, business address, present principal occupation or employment of each of the members of the executive committee and supervisory board of Schering AG. Unless otherwise indicated, the business address of each individual listed below is Schering AG, Mullerstra e 178, 13353 Berlin, Germany, and the position listed is with Schering AG. All the directors and officers listed below are citizens of the Federal Republic of Germany, except for Dr. Giuseppe Vita, who is a citizen of Italy, Prof. Dr. Piet Borst, who is a citizen of The Netherlands, and Prof. John A. Dormandy, who is a citizen of the United Kingdom.

                                           Present Principal Occupation
  Name and Business Address                       or Employment
------------------------------------      ------------------------------
  Dr. Giuseppe Vita                       Chairman, Executive Board.

  Dr. Klaus Pohle                         Vice Chairman, Executive Board;
                                          Chief Financial Officer.

  Dr. Hubertus Erlen                      Member, Executive Board.

  Dr. Ulrich Kostlin                      Member, Executive Board.

  Prof. Gunter Stock                      Member, Executive Board.

  Klaus Subjetzki                         Chairman, Supervisory Board;
         BHF-BANK                         Chairman, Supervisory Boards BHF-
         Bockenheimer Landstr. 10         BANK.
         60323 Frankfurt/Main

  Jurgen Wingefeld                        Vice Chairman, Supervisory Board;
         Lausitzer und Mitteldeutsche     Director for General Personnel and
         Bergbau mbH                      Social Services, Lausitzer und
         10100 Berlin                     Mittledeutsche Bergbau

  Dr. rec. oec. Karl-Hermann Baumann      Member, Supervisory Board;
         Siemens AG                       Chairman, Supervisory Board,
         80333 Munchen                    Siemens AG.

  Prof. Dr. Piet Borst                    Member, Supervisory Board;
         The Netherlands Cancer Institute Professor of Clinical
         Plesmanlaan 121                  Biochemistry, University of
         NL-1066 CX Amsterdam             Amsterdam

  Norbert Deutschmann                     Member, Supervisory Board;
                                          Chairman, Wedding Works Council.

  Prof. John A. Dormandy                  Member, Supervisory Board;
         St. George's Hospital            Professor of Vascular Sciences,
         London SW 17 0QT                 University of London.

  Dr. rer. pol. Reiner Hagemann           Member, Supervisory Board;
         Allianz Versicherungs-AG         Chairman, Executive Board, Allianz
         Koniginstra ezg                  Verischerungs-AG.
         80802 Munchen

  Johannes Heitbaum                       Member, Supervisory Board,
         Schering AG Bergkamen            Vice Chairman, Bergkamen Works
         59192 Bergkamen                  Council.


                                (Page 14 of 15)
                         (Exhibit Index is at page 11)

                                           Present Principal Occupation
  Name and Business Address                       or Employment
------------------------------------      ------------------------------
  Dr. h.c. Martin Kohlhaussen             Member, Supervisory Board;
         Commerzbank AG                   Spokesman, Executive Board,
         60261 Frankfurt/Main             Commerzbank AG.

  Dr. rev. pol. Jurgen Krumnow            Member, Supervisory Board; Member,
         Deutsche Bank AG                 Advisory Group, Deutsche Bank AG.
         60325 Frankfurt/Main

  Dr. med. Hans-Peter Niendorf            Member, Supervisory Board; Head of
                                          Clinical Development Diagnostics,
                                          Schering AG.

  Hans-Jurgen Scheel                      Member, Supervisory Board; Vice
                                          Chairman, Wedding Works Council.

  Gunter Schmitt                          Member, Supervisory Board; Member,
                                          Wedding Works Council.

  Dr. rer. oec. Ulrich Sommer             Member, Supervisory Board;
                                          Chairman, Schering Wedding
                                          Works Chapter of the VAA Professional
                                          and Management Union for the
                                          Chemical Industry, Berlin.

  Heinz Georg Webers                      Member, Supervisory Board;
         Schering AG                      Chairman, Central Works Council;
         53132 Bergkamen                  Chairman, Bergkamen Works
                                          Council.

  Prof. Dr. Meinhart H. Zenk              Member, Supervisory Board;
         Biozentrum Universitat           Professor, Pharmaceutical Biology,
         Halle Weinbergweg 22             Martin-Luther University, Halle-
         06120 Halle/Saale                Wittenberg.



                                (Page 15 of 15)
                         (Exhibit Index is at page 11)